3400 Cumberland Boulevard SE
Atlanta, Georgia 30339	Evan J. Levitt
Senior Vice President, Chief Financial Officer and
Chief Administrative Officer
Direct Dial: (770) 852-9237
Fax: (855) 749-4893
Email: evan.levitt@hdsupply.com

July 13, 2018

VIA EDGAR

Mr. William H. Thompson

Accounting Branch Chief

Office of Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             HD Supply Holdings, Inc.

Form 10-K for the Fiscal Year Ended January 28, 2018

Filed March 13, 2018

File Number 1-35979

Dear Mr. Thompson:

This letter sets forth the responses of HD Supply Holdings, Inc. (“we”, “HD Supply” or the “Company”) to the comment contained in your letter, dated July 10, 2018, relating to the Form 10-K for the Fiscal Year ended January 28, 2018, filed on March 13, 2018 (the “Form 10-K”).  The comment of the staff of the U.S. Securities and Exchange Commission is set forth in bold italicized text below, and the response of the Company is set forth in plain text immediately following the comment.

1.                                      Given the disclosures about your core products on page 12 and elsewhere as well as the impact on your gross margin driven by shifts in product mix disclosed on page 54, please expand your disclosure to include revenue for each group of similar products to comply with FASB ASC 280-10-50-40.

In preparing its segment financial statement disclosures, the Company considered the requirements of ASC 280-10-50-40 which states, “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”

ASC 280-10-50-40 requires disclosure of similar products if a company’s segments are not reported in that manner. ASC 280 does not define “similar.” Therefore, the determination of whether two or more products are similar and can be combined for purposes of the entity-wide disclosures depends on the facts and circumstances of the particular entity.

The Company acknowledges that it provides a comprehensive list of the nature of products that are provided by its Facilities Maintenance and Construction & Industrial segments within the Item 1. Business section of the Form 10-K. This is presented to provide the user with an understanding of the breadth of the Company’s product offerings. However, the Company’s reportable segments are also its major product categories because the Company considers the products within its segments to be similar in certain key aspects, including distribution method, procurement process, class of customer and end market. The Company’s Facilities Maintenance segment is a provider of maintenance, repair and operations (MRO) products and services (i.e., property improvement) to maintenance professionals responsible for the MRO of multifamily, hospitality, healthcare and institutional facilities. Many of the Company’s customers in this segment purchase across the Company’s suite of products and services. The Company’s Construction & Industrial segment distributes specialized hardware, tools and engineered materials to contractors for use in non-residential and residential construction. All of these products are used by contractors in the construction process.

The Company believes that the shared attributes discussed above indicate that the existing reportable segments provide an appropriate grouping of major product categories.

Consequently, the Company believes its disclosure of revenues by reportable segment satisfies the requirement of ASC 280-10-50-40, which specifically requires disclosure of revenues from external customers for each group of similar products and services.

The Company notes that revenue disclosures were further analyzed by the Company in the process of adopting ASC Topic 606, Revenue from Contracts with Customers, effective January 29, 2018.  The Company concluded that the disaggregation of revenue would be first by reportable segment, which represented a group of similar products, and second, within the segments: Facilities Maintenance would be disaggregated by its two demand types: MRO and Property Improvement, and Construction & Industrial by its three end markets: Non-Residential Construction, Residential Construction and Other.

With respect to the Company’s disclosure on page 54 that gross margins were impacted by product mix in the  Construction & Industrial segment, the Company acknowledges that the margin change of 20 basis points would be better explained as primarily driven by “decreasing rebar margins and a greater increase in sales to large construction jobs as compared to the increase in sales to small construction jobs.” In the Construction & Industrial segment, sales to larger, bid-based construction jobs tend to have slightly lower margins than sales to smaller construction jobs. The Company will clarify this distinction in future filings.

If you have any questions or require additional information, please do not hesitate to call me at (770) 852-9237.

Sincerely,

/s/ Evan J. Levitt
Evan J. Levitt
Senior Vice President, Chief Financial Officer and Chief Administrative Officer

cc:                                Joseph J. DeAngelo, Chairman, President and Chief Executive Officer

Dan S. McDevitt, General Counsel and Corporate Secretary

Joel T. May, Jones Day